India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

February 10, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	India Globalization Capital, Inc.
Form 10-K for the Year Ended March 31, 2013 Filed July 16, 2013 Form 8-K Filed July 1, 2013 File No. 1-32830

Dear Ms. Jenkins:

On Friday February 7, 2014 we spoke with the Staff and we were granted an extension to February 24, 2014 for the filing of our response to the referenced comments.

We are grateful for the Commission’s quick response and discussions over the phone. While we are a very small company, I can assure you that we are striving to ensure compliance and disclosures that are consistent with best practices of larger filers.

Sincerely,

ss:	India Globalization Capital, Inc.
Ram Mukunda,
Chief Executive Office